December 11th, 2025	Exhibit 99.6

James Hardie Announces Redemption of Senior Notes

James Hardie Industries plc (NYSE/ASX: JHX) ("James Hardie" or the "Company"), a leading provider of exterior home and outdoor living solutions, today announced that James Hardie International Finance Designated Activity Company, its wholly-owned subsidiary, redeemed on December 10th, 2025 (the “Redemption Date”) its €400 million aggregate principal amount 3.625% Senior Notes due 2026 (ISIN XS1888221428/ISIN XS1888221261). The redemption price for the Notes is equal to 100% of principal amount of the Notes redeemed, plus any accrued and unpaid interest thereon to, but excluding, the Redemption Date.
On and after the Redemption Date, the Notes will no longer be deemed outstanding and interest will no longer accrue on the Notes. Payment of the redemption price for the Notes was made through the facilities of Deutsche Bank Trust & Agency Operations.

About James Hardie
James Hardie Industries plc (NYSE: JHX; ASX: JHX) is the industry leader in exterior home and outdoor living solutions, with a portfolio that includes fiber cement, fiber gypsum, and composite and PVC decking and railing products. Products offered by James Hardie are engineered for beauty, durability, and climate resilience, and include trusted brands like Hardie®, TimberTech®, AZEK® Exteriors, Versatex®, fermacell® and StruXure®. With a global footprint, the James Hardie portfolio is marketed and sold throughout North America, Europe, and the Asia-Pacific region. James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

This communication has been authorized by the Company Secretary of James Hardie Industries plc.